203 Hoehyondong, 1-ga Chung-gu
Seoul 100-792, Korea
Tel.822-2125-2085
Fax.82-0505-001-2085

January 7, 2014

To Shareholders:

Convocation Notice of the Extraordinary General Meeting of Shareholders
Notice is hereby given that an Extraordinary General Meeting of Shareholders of Woori Finance Holdings Co., Ltd. (the “Company”) will be held as described hereunder and your attendance is cordially requested.

Very truly yours, Soon-Woo Lee Chairman and CEO Woori Finance Holdings Co., Ltd. 203, Hoehyon-dong 1-ga, Chung-gu Seoul 100-792, Korea

Description

1. Date and Time	January 28, 2014 9 A.M., Seoul time.
2. Venue	5th floor / Woori Bank, 203, Hoehyon-dong 1-ga, Chung-gu, Seoul 100-792, Korea
3. Agenda	A. Approval of the spin-off of the Company’s businesses related to the holding of the shares and thereby controlling the business operations of Kwangju Bank and Kyongnam Bank

For further information, please refer to the Information Statement dated December 2, 2013 (as amended by Supplements No. 1 and No. 2 thereto dated December 19, 2013 and January 7, 2014, respectively), which has been made available for the benefit of the Company’s U.S. shareholders and ADR holders. The Information Statement and Supplements No. 1 and No. 2 thereto, which were furnished to the U.S. Securities and Exchange Commission through current reports on Form 6-K on December 2, 2013, December 19, 2013 and January 7, 2014, respectively, can be downloaded from the Company’s website at www.woorifg.com, as well as from the website of the U.S. Securities and Exchange Commission at www.sec.gov.